

December 30, 2013

Via E-mail
Dominic Sartorio
Chief Executive Officer
Millennium Healthcare Inc.
400 Garden City Plaza, Suite 440
Garden City, New York 11530

     Re: **Millennium Healthcare Inc.**
               Amendment No. 1 to Form 10
               Filed December 6, 2013
               File No. 000-55009

Dear Mr. Sartorio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Description of Business, page 3

1. We note your response to comment 2 in our letter dated August 20, 2013. Please continue to expand your disclosure to discuss all material provisions of your supply and distribution agreements, including the termination dates of the agreements and material conditions to retention of the agreements. Please describe the material terms of existing arrangements with physician practices and the number and sizes of practices under contract.

Item 2. Financial Information, page 18

Management's discussion and analysis of financial condition and results of operations, page 18

Results of Operations, page 22

2. Please revise your disclosure to fully explain the changes between periods in operating revenues, operating expenses and depreciation and amortization by segment, as well as for amounts included in the Corporate column. Your narrative discussion should describe and quantify the effect of each causal factor that you cite for material changes in your financial statements. For further guidance, refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

Liquidity and Capital Resources, page 28

3. Please revise to provide a detailed analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) explaining the significant year-to-year variations in each line item for each period presented. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

4. We note your response to comment 18; however, we do not see the revised disclosure. Please revise or advise.

Item 6. Executive Compensation, page 37

5. We note your response to comment 16. Please provide a specific reference to the portion of or note to the consolidated financial statements that present the criteria that were used to value stock awards.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 38

Director independence and related transactions, page 38

6. Please expand the disclosure to name the related persons and briefly describe their relationship to the company. Also, please identify transactions with family members or relations of current officers or directors.

Item 10. Recent Sales of Unregistered Securities, page 40

7. For transactions under Section 4(2), please expand the disclosure to address the financial sophistication of the securities purchasers.

Item 11. Description of Registrant's Securities to be Registered, page 48

8. Please quantify the common stock issuable upon conversion of outstanding debt, disclosing the assumed average price per share. Please also include disclosure explaining the effect of price changes on the number of shares issuable upon conversion.

Consolidated Statements of Operations, pages F-3 and F-46

9. We read your response to prior comment 26. You currently present cost of revenues of zero for each period presented and, as a result, your gross profit equals your revenues. Until you are able to determine the cost of revenues attributable to each of your revenue streams, including those revenues generated in your Coding and Vascular segments, please remove any presentations or discussions of cost of revenues and gross profit from your filings. Please also note that you may not present gross profit, if it does not include an appropriate allocation of depreciation and amortization. Refer to SAB Topic 11:B.

Note 2 - Summary of Significant Accounting Policies

Goodwill, pages F-14 and F-54

10. Please revise to explain how you define and determine the reporting units for goodwill impairment testing under ASC 350-20-35-33 through 35-38.

Segment Information, pages F-15 and F-55

11. You agreed, in your response to prior comment 27, that you will provide additional disclosure in your segment reporting footnote regarding the types of information included in "Corporate" column. Please refer us to the specific section in your amendment No. 1 to the Form 10 filed on December 6, 2013 where you provided such information. If this information was not included in your filing, please disclose in your segment footnote the types of amounts included in Corporate and not allocated to your segments.

12. Please tell us how you concluded that the majority of your intangible assets and goodwill balances should be included in the Corporate column, rather than allocated to one or more of your segments. Refer to ASC 350-20-35-39 through 35-44.

Note 5 - Acquisitions, pages F-21 and F-58

13. Please expand your disclosure to provide the value assigned to your shares of common stock and preferred stock Series A issued to acquire Millennium Healthcare Solutions Inc. and Premier Technology Resources LLC in 2011.

Note 7 - Notes Payable, pages F-24 and F-61

14. Please revise your footnote disclosure to provide the information as required by ASC 470-10-50-1 and 50-2.

Note 11 - Fair Value Measurements, pages F-33 and F-73

15. For the financial assets and liabilities measured using significant unobservable inputs (level 3), please revise your disclosure to provide the information required by ASC 820-10-50-1.

Note 12 - Commitments, pages F-34 and F-74

16. Your response to prior comment 29 states that you consider most facility leases as short-term in nature. Please explain why it is appropriate to conclude the lease agreements in Syosset/Garden City, Staten Island and New Brunswick to be short-term in nature when the terms of these lease agreements run from 60 months to 10 years 10 months. In the case that the lease terms are in excess of one year, please revise you filing to provide the information required by ASC 840-20-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li, at (202) 551-3335, or Rufus Decker, at (202) 551- 3769, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or me, at (202) 551-3795, with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Andrea J. Cantaneo, Esq.
    Sichenzia Ross Friedman Ference, LLP